UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. 1)

Under the Securities Exchange Act of 1934

iSoftStone Holdings Limited

(Name of Issuer)

Ordinary Shares* American Depositary Shares

(Title of Class of Securities)

46489B108**

(CUSIP Number)

December 31, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

*	Not for trading, but only in connection with the registration of American Depositary Shares each representing ten ordinary shares.
**	This CUSIP number applies to the American Depositary Shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 46489B108	Page 2 of 8 Pages

1	NAMES OF REPORTING PERSONS Yong Feng
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 26,666,661[1]
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 26,666,661
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,666,661
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.8%[2]
12	TYPE OF REPORTING PERSON IN

[1]

Includes (i) 24,104,561 ordinary shares held by United Innovation (China) Ltd. (“UIL”), a British Virgin Islands company which Mr. Feng holds 68.4% of the outstanding shares of, is sole director of and exercises sole voting and dispositive power over, (ii) 69,960 American Depositary Shares (“ADSs”) representing 699,600 ordinary shares held by UIL; and (iii) 1,862,500 ordinary shares issuable upon exercise of options within 60 days of December 31, 2011 held by High Flier Limited, a British Virgin Islands company of which Mr. Feng is sole director.

[2]

Based on 557,611,451 outstanding ordinary shares as of December 31, 2011, including 1,862,500 ordinary shares issuable upon exercise of Mr. Feng’s options within 60 days of December 31, 2011. Does not include (i) 1,933,455 ordinary shares held by iSoftStone Hong Kong Limited, a wholly owned subsidiary of iSoftStone Holdings Limited (the “Issuer”), and (ii) 74,563,370 ordinary shares reserved for future exercises under the Issuer’s award plan.

SCHEDULE 13G

CUSIP No. 46489B108	Page 3 of 8 Pages

1	NAMES OF REPORTING PERSONS United Innovation (China) Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 24,804,161[3]
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 24,804,161
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,804,161
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.5%[4]
12	TYPE OF REPORTING PERSON CO

[3]

Includes 24,104,561 ordinary shares and 69,960 ADSs representing 699,600 ordinary shares. The shares of UIL are held by Yong Feng and Ying Huang. Mr. Feng holds 68.4% of the outstanding shares of, is sole director of and exercises sole voting and dispositive power over United Innovation (China) Ltd.

[4]

Based on 555,748,951 outstanding ordinary shares as of December 31, 2011, and does not include (i) 1,933,455 ordinary shares held by iSoftStone Hong Kong Limited, a wholly owned subsidiary of the Issuer, and (ii) 74,563,370 ordinary shares reserved for future exercises under the Issuer’s award plan.

SCHEDULE 13G

CUSIP No. 46489B108	Page 4 of 8 Pages

Item 1	(a)	Name of Issuer:

iSoftStone Holdings Limited

Item 1	(b)	Address of Issuer’s Principal Executive Offices:

International Software Plaza Building 9 Zhongguancun Software Park No. 8 West Dongbeiwang Road, Haidian District Beijing 100193, PRC

Item 2	(a)	Name of Person Filing:

Yong Feng United Innovation (China) Ltd.

Item 2	(b)	Address of Principal Business Office or, If None, Residence

Yong Feng

International Software Plaza

Building 9 Zhongguancun Software Park

No. 8 West Dongbeiwang Road, Haidian District

Beijing 100193, PRC

United Innovation (China) Ltd.

P.O. Box 957

Offshore Incorporations Centre

Road Town, Tortola, British Virgin Islands

Item 2	(c)	Citizenship

Yong Feng - People’s Republic of China United Innovation (China) Ltd. - British Virgin Islands

Item 2	(d)	Title of Class of Securities:

Ordinary shares, par value $0.0001 per share American Depository Shares, each representing ten ordinary shares

Item 2	(e)	CUSIP Number:

46489B108

Item 3.	Statement Filed Pursuant to Rule 13d-1(b) or 13d-2(b) or (c):

Not applicable.

SCHEDULE 13G

CUSIP No. 46489B108	Page 5 of 8 Pages

Item 4.	Ownership

	(a)	Amount Beneficially Owned:

Reporting Person	Amount beneficially owned:	Percent of class:		Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:

Yong Feng	26,666,661 ordinary shares	4.8	%*	26,666,661 ordinary shares	0	26,666,661 ordinary shares	0
United Innovation (China) Ltd.	24,804,161 ordinary shares	4.5	%**	24,804,161 ordinary shares	0	24,804,161 ordinary shares	0

*        Based on 557,611,451 outstanding ordinary shares as of December 31, 2011, including 1,862,500 ordinary shares issuable upon exercise of Mr. Feng’s options within 60 days of December 31, 2011. Does not include (i) 1,933,455 ordinary shares held by iSoftStone Hong Kong Limited, a wholly owned subsidiary of the Issuer, and (ii) 74,563,370 ordinary shares reserved for future exercises under the Issuer’s award plan.

**      Based on 555,748,951 outstanding ordinary shares as of December 31, 2011, and does not include (i) 1,933,455 ordinary shares held by iSoftStone Hong Kong Limited, a wholly owned subsidiary of the Company, and (ii) 74,563,370 ordinary shares reserved for future exercises under the Issuer’s award plan.

United Innovation (China) Ltd. is the record holder of 24,804,161 ordinary shares. The shares of United Innovation (China) Ltd. are held by Yong Feng and Ying Huang. Mr. Feng holds 68.4% of the outstanding shares of, is sole director of and exercises sole voting and dispositive power over United Innovation (China) Ltd.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certifications

Not applicable.

SCHEDULE 13G

CUSIP No. 46489B108	Page 6 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 17, 2012

Yong Feng

/s/ Yong Feng

United Innovation (China) Ltd.

By:	/s/ Yong Feng
Name:	Yong Feng
Title:	Sole director of United Innovation (China) Ltd.

SCHEDULE 13G

CUSIP No. 46489B108	Page 7 of 8 Pages

LIST OF EXHIBITS

Exhibit No.	Description

A	Joint Filing Agreement